================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


    For the fiscal year ended December 31, 1998 Commission File Number 1-973

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                      THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                  80 PARK PLAZA
                            NEWARK, NEW JERSEY 07102
                          MAILING ADDRESS: P.O. Box 570
                          NEWARK, NEW JERSEY 07101-0570


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                   See page 2.

================================================================================

Stable Value Fund                     THE PRUDENTIAL LIFE INSURANCE
PRIMCO CAPITAL MANAGEMENT             COMPANY OF AMERICA
101 SOUTH FIFTH STREET, SUITE 2150    PRUDENTIAL PLAZA
LOUISVILLE, KENTUCKY 40202            NEWARK, NEW JERSEY 07101

PRINCIPAL MUTUAL LIFE                 JOHN HANCOCK MUTUAL LIFE
INSURANCE COMPANY                     INSURANCE COMPANY
THE PRINCIPAL FINANCIAL GROUP         JOHN HANCOCK PLACE, 27th FLOOR
DES MOINES, IOWA 50392-0001           BOSTON, MASSACHUSSETTS 02117

THE CHASE MANHATTAN BANK              STATE STREET BANK AND TRUST COMPANY
270 PARK AVENUE                       225 FRANKLIN STREET
NEW YORK, NEW YORK 10017              BOSTON, MASSACHUSSETTS 02110-2804

J.P. MORGAN                           CAISSE des DEPOTS
60 WALL STREET                        9 WEST 57th STREET
NEW YORK, NEW YORK 10260              NEW YORK, NEW YORK 10019

METROPOLITAN LIFE INSURANCE           Enterprise Common Stock Fund and ESOP Fund
COMPANY                               PUBLIC SERVICE ENTERPRISE GROUP
ONE MADISON AVENUE                    INCORPORATED
NEW YORK, NEW YORK 10010-3690         80 PARK PLAZA
                                      NEWARK, NEW JERSEY 07101-1171

ALLSTATE LIFE INSURANCE COMPANY       Large Company Stock Index Fund
ALLSTATE PLAZA WEST                   THE VANGUARD GROUP
3100 SANDERS ROAD                     INSTITUTIONAL DIVISION
NORTHBROOK, ILLINOIS 60062            P.O. BOX 2900
                                      VALLEY FORGE, PENNSYLVANIA 19482

NEW YORK LIFE INSURANCE               Intermediate Government Securities Fund
COMPANY                               DELAWARE MANAGEMENT COMPANY INC.
501 MADISON AVENUE                    ONE COMMERCE SQUARE
NEW YORK, NEW YORK 10010              2005 MARKET STREET
                                      PHILADELPHIA, PENNSYLVANIA 19103

FIRST ALLMERICA FINANCIAL LIFE        International Stock Fund
INSURANCE COMPANY                     T. ROWE PRICE INC.
440 LINCOLN STREET                    100 EAST PRATT STREET
WORCESTER, MASSACHUSETTS 01653        BALTIMORE, MARYLAND 02120

AIG LIFE INSURANCE COMPANY            Mid/Small Company Stock Fund
ONE ALICO PLAZA                       PUTNAM INVESTMENTS
P.O. BOX 667                          P.O. BOX 41203
WILMINGTON, DELAWARE 19899            PROVIDENCE, RHODE ISLAND 02940

                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY

--------------------------------------------------------------------------------

                      THRIFT AND TAX-DEFERRED SAVINGS PLAN

                                      INDEX
                                      -----

                                                                            PAGE
                                                                            ----

INDEPENDENT AUDITORS' REPORT..............................................     4

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
  AS OF DECEMBER 31, 1998 AND 1997........................................   5-8

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEARS ENDED DECEMBER 31, 1998 and 1997..........................  9-12

NOTES TO FINANCIAL STATEMENTS............................................. 13-26

SIGNATURES................................................................    27

EXHIBIT INDEX.............................................................    28

                          INDEPENDENT AUDITORS' REPORT




Employee Benefits Committee of
Public Service Electric and Gas Company:

We have audited the accompanying statements of net assets available for benefits of the Public Service Electric and Gas Company Thrift and Tax- Deferred Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
Parsippany, New Jersey
June 4, 1999

                                                                        PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                         THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                            As of December 31, 1998

                                                                           Supplemental Information by Fund
                                                 --------------------------------------------------------------------------------
                                                                                                   Intermediate
                                                    Stable        Enterprise      Large Company     Government      International
                                                  Value Fund     Common Stock      Stock Index      Securities          Stock
                                        Total        3/98            Fund              Fund            Fund             Fund
                                   ----------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value
  Plan interest in Master
  Employee Benefit Plan Trust      $ 584,360,039 $ 222,754,910      $ 61,065,698    $ 137,892,728     $ 7,781,284  $ 18,753,194
     Receivables-Interest
       and Dividends                   1,386,991     1,227,635           159,286                -               -             -
                                   --------------------------------------------------------------------------------------------
         Total Assets              $ 585,747,030 $ 223,982,545      $ 61,224,984    $ 137,892,728     $ 7,781,284  $ 18,753,194
                                   ============================================================================================

LIABILITIES
 Accounts Payable                  $     748,946 $     485,495      $    192,026    $     517,829     $   (26,055) $  (265,684)
                                   --------------------------------------------------------------------------------------------
        Total Liabilities                748,946       485,495           192,026          517,829         (26,055)    (265,684)
                                   --------------------------------------------------------------------------------------------
 Net Assets Available for Benefits $ 584,998,084 $ 223,497,050      $ 61,032,958    $ 137,374,899     $ 7,807,339  $ 19,018,878
                                   ============================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.

                                                                        PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                         THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                                As of December 31, 1998


                                                                    Supplemental Information by Fund (Continued)
                                   ---------------------------------------------------------------------------------------------
                                     Mid/Small    Cons 3/98     Mod 3/98    Aggressive
                                      Company      Pre-Mix      Pre-Mix       Pre-Mix        ESOP       Holding       Trust
                                    Stock Fund    Portfolio    Portfolio     Portfolio       Fund       Account      Loan Fund
                                   ---------------------------------------------------------------------------------------------
ASSETS
 Investments, at fair value
   Plan interest in Master          $ 36,835,566  $17,778,510 $ 33,591,006  $ 29,510,191  $ 6,040,351  $ 1,083,382 $ 11,273,219
   Employee Benefit Plan Trust
      Receivables-Interest
        and Dividends                          -            -            -             -           70            -            -
                                   ---------------------------------------------------------------------------------------------
         Total Assets               $ 36,835,566  $17,778,510 $ 33,591,006  $ 29,510,191  $ 6,040,421  $ 1,083,382 $ 11,273,219
                                   =============================================================================================
LIABILITIES
 Accounts Payable                   $   (543,140) $  (140,920)$    (17,176) $    (15,449) $         -  $   602,730 $    (40,710)
                                   ---------------------------------------------------------------------------------------------
        Total Liabilities               (543,140)    (140,920)     (17,176)      (15,449)           -      602,730      (40,710)
                                   ---------------------------------------------------------------------------------------------

 Net Assets Available for Benefits  $ 37,378,706  $17,919,430 $ 33,608,182  $ 29,525,640  $ 6,040,421  $   480,652 $ 11,313,929
                                   =============================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.


                                                               PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                  THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                             STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                        As of December 31, 1997
                                                                           Supplemental Information by Fund
                                                         ---------------------------------------------------------------------
                                                                                         Large
                                                                        Enterprise      Company      Interm.
                                                            Stable        Common         Stock      Government  International
                                                             Value         Stock         Index      Securities      Stock
                                                Total        Fund          Fund          Fund          Fund         Fund
                                           -----------------------------------------------------------------------------------
ASSETS
 Investments, at fair value
   Plan interest in Master Employee
       Benefit Plan Trust                   $502,663,165  $210,845,416   $48,490,434  $108,715,029   $5,504,992   $19,090,410
      Receivables-Investments Sold               302,668             -       302,668             -            -             -
      Receivables-Interest and Dividends       1,101,111     1,097,432         3,679             -            -             -
                                           -----------------------------------------------------------------------------------

        Total Assets                        $504,066,944  $211,942,848   $48,796,781  $108,715,029   $5,504,992   $19,090,410
                                           ===================================================================================

LIABILITIES
 Accounts Payable                              $ 840,741    $ (798,775)    $ 202,534     $ 445,596      $ 2,354     $ 490,588
 Transfer to/from Employee Savings Plan           (1,943)       (1,943)            -             -            -             -
 Forfeitures                                      10,429             -         6,753         1,660          321           356
                                           -----------------------------------------------------------------------------------
        Total Liabilities                        849,227      (800,718)      209,287       447,256        2,675       490,944
                                           -----------------------------------------------------------------------------------

     Net Assets Available for Benefits      $503,217,717  $212,743,566   $48,587,494  $108,267,773   $5,502,317   $18,599,466
                                           ===================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.








                                                                  PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                     THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                            As of December 31, 1997

                                                                 Supplemental Information by Fund (Concluded)
                                           -----------------------------------------------------------------------------------------


                                               Mid/Small     Conserv.      Moderate    Aggressive
                                                Company      Pre-Mix       Pre-Mix      Pre-Mix       ESOP       Holding    Trust
                                               Stock Fund    Portfolio     Portfolio    Portfolio     Fund       Account  Loan Fund
                                           -----------------------------------------------------------------------------------------
ASSETS
 Investments, at fair value
   Plan interest in Master Employee
        Benefit Plan Trust                    $29,445,972  $13,370,272   $27,710,916  $22,548,413  $5,292,291   $554,186 $11,094,834
      Receivables-Investments Sold                     -            -             -            -           -          -            -
      Receivables-Interest and Dividends               -            -             -            -           -          -            -
                                           -----------------------------------------------------------------------------------------

         Total Assets                         $29,445,972  $13,370,272   $27,710,916  $22,548,413  $5,292,291   $554,186 $11,094,834
                                           =========================================================================================

LIABILITIES
 Accounts Payable                              $   83,943    $ (82,013)     $ 88,155     $ 47,558       $ 423   $409,814   $(49,436)
 Transfer to/from Employee Savings Plan                -            -             -            -           -          -           -
 Forfeitures                                          446          102           109          682           -          -          -
                                           -----------------------------------------------------------------------------------------
        Total Liabilities                          84,389      (81,911)       88,264       48,240         423    409,814    (49,436)
                                           -----------------------------------------------------------------------------------------

     Net Assets Available for Benefits        $29,361,583  $ 13,452,183  $27,622,652  $22,500,173  $5,291,868   $144,372 $11,144,270
                                           =========================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.

                                                                             PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                              THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                                              STATEMENT OF CHANGES IN NET ASSETS
                                                                                     AVAILABLE FOR BENEFITS
                                                                             For the Year Ended December 31, 1998


                                                                                  Supplemental Information by Fund
                                                               -------------------------------------------------------------------
                                                                      Stable          Stable          Enterprise     Large Company
                                                                      Value         Value Fund       Common Stock     Stock Index
                                                      Tota1           Fund             3/98              Fund             Fund
ADDITIONS                                        ---------------------------------------------------------------------------------
 Participant Deposits                             $ 32,002,038   $  1,887,226   $    6,243,226      $  3,865,872    $   7,283,918
 Employers Contributions                             7,894,743        556,528        1,801,787           510,169        1,826,763
 Interfund Transfers - net                                   -   (211,462,750)     217,502,284        (2,931,620)      (3,019,472)
                                                 ---------------------------------------------------------------------------------
      Total Deposits and Contributions              39,896,781   (209,018,996)     225,547,297         1,444,421        6,091,209

Plan Interest in Master Trust Investment Income     82,635,723      3,410,156       10,349,093        15,566,155       30,635,468
                                                 ---------------------------------------------------------------------------------
        Total Additions                            122,532,504   (205,608,840)     235,896,390        17,010,576       36,726,677
                                                 ---------------------------------------------------------------------------------
DEDUCTIONS
 Withdrawals                                        36,763,026      6,990,553       11,271,806         4,022,439        6,321,229
 Forfeitures                                           351,229          7,815           26,517            76,863           85,682
 Administrative Expenses                             1,308,125        182,059          413,712           119,527          282,395
 Transfer to/(from) Employee Savings Plan            2,329,757        (45,701)         687,305           346,283          930,245
                                                 ---------------------------------------------------------------------------------
        Total Deductions                            40,752,137      7,134,726       12,399,340         4,565,112        7,619,551
                                                 ---------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS                      81,780,367   (212,743,566)     223,497,050        12,445,464       29,107,126

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR                     503,217,717    212,743,566                -        48,587,494      108,267,773
                                                 ---------------------------------------------------------------------------------
NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR                      $584,998,084   $          -   $  223,497,050      $ 61,032,958    $ 137,374,899
                                                 =================================================================================



                                                   Intermediate
                                                    Government    International  Mid/Small
                                                    Securities       Stock       Company
                                                       Fund        Stock Fund
ADDITIONS                                        ------------------------------------------
 Participant Deposits                              $   499,062   $ 1,823,695   $ 3,095,438
 Employers Contributions                               139,447       467,030       762,754
 Interfund Transfers - net                           1,486,850    (3,958,350)      769,653
                                                 ------------------------------------------
      Total Deposits and Contributions               2,125,359    (1,667,625)    4,627,845

Plan Interest in Master Trust Investment Income        512,973     3,168,808     5,780,448
                                                 ------------------------------------------
      Total Additions                                2,638,332     1,501,183    10,408,293
                                                 ------------------------------------------

 Withdrawals                                           302,645     1,043,012     1,859,213
 Forfeitures                                             2,199        33,844        40,843
 Administrative Expenses                                14,858        44,792        72,955
 Transfer to/(from) Employee Savings Plan               13,608       (39,877)      418,159
                                                 ------------------------------------------
        Total Deductions                               333,310     1,081,771     2,391,170
                                                 ------------------------------------------

INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS                       2,305,022       419,412     8,017,123

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR                       5,502,317    18,599,466    29,361,583
                                                 ------------------------------------------
NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR                       $ 7,807,339   $19,018,878   $37,378,706
                                                 ==========================================

SEE NOTES TO FINANCIAL STATEMENTS.

                                                                            PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                              THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                                              STATEMENT OF CHANGES IN NET ASSETS
                                                                                     AVAILABLE FOR BENEFITS
                                                                             For the Year Ended December 31, 1998

                                                                          Supplemental Information by Fund (Concluded)
                                                   ---------------------------------------------------------------------------------
                                                       Conservative       Con 3/98        Moderate        Mod 3/98       Aggressive
                                                         Pre-Mix           Pre-Mix        Pre-Mix         Pre-Mix          Pre-Mix
ADDITIONS                                               Portfolio         Portfolio      Portfolio       Portfolio        Portfolio
                                                   ---------------------------------------------------------------------------------
 Participant Deposits                                  $    234,332    $    888,717   $    664,322     $  2,125,260    $  3,390,970
 Employers Contributions                                     51,075         191,743        155,274          541,794         890,379
 Interfund Transfers - net                              (14,360,308)     16,636,930    (30,496,332)      29,709,487        (221,753)
                                                   ---------------------------------------------------------------------------------
      Total Deposits and Contributions                  (14,074,901)     17,717,390    (29,676,736)      32,376,541       4,059,596

Plan Interest in Master Trust Investment Income             909,226       1,147,037      2,427,496        2,146,686       4,618,073
                                                   ---------------------------------------------------------------------------------
        Total Additions                                 (13,165,675)     18,864,427    (27,249,240)      34,523,227       8,677,669
                                                   ---------------------------------------------------------------------------------

DEDUCTIONS
 Withdrawals                                                301,785         918,278        358,880          851,543       1,404,783
 Forfeitures                                                  7,226           5,893          6,442           16,465          41,440
 Administrative Expenses                                     10,405          25,155         20,892           49,084          59,659
 Transfer to/(from) Employee Savings Plan                   (32,908)         (4,329)       (12,802)          (2,047)        146,320
                                                   ---------------------------------------------------------------------------------
        Total Deductions                                    286,508         944,997        373,412          915,045       1,652,202
                                                   ---------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS                          (13,452,183)     17,919,430    (27,622,652)      33,608,182       7,025,467

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR                           13,452,183               -     27,622,652                -      22,500,173
                                                   ---------------------------------------------------------------------------------
NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR                           $          -    $ 17,919,430   $          -     $ 33,608,182    $ 29,525,640
                                                   =================================================================================






                                                   -----------------------------------------------
                                                        ESOP             Holding         Trust
ADDITIONS                                               Fund             Account       Loan Fund
                                                   -----------------------------------------------
 Participant Deposits                                  $         -      $       -     $         -
 Employers Contributions                                         -              -               -
 Interfund Transfers - net                                (179,664)             -         525,045
                                                   -----------------------------------------------
      Total Deposits and Contributions                    (179,664)             -         525,045

Plan Interest in Master Trust Investment Income          1,627,824        336,280               -
                                                   -----------------------------------------------
        Total Additions                                  1,448,160        336,280         525,045
                                                   -----------------------------------------------

DEDUCTIONS
 Withdrawals                                               704,564              -         412,296
 Forfeitures                                                     -              -               -
 Administrative Expenses                                    12,632              -               -
 Transfer to/(from) Employee Savings Plan                  (17,589)             -         (56,910)
                                                   -----------------------------------------------
        Total Deductions                                   699,607              -         355,386
                                                   -----------------------------------------------
INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS                             748,553        336,280         169,659

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR                           5,291,868        144,372      11,144,270
                                                   -----------------------------------------------
NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR                           $ 6,040,421      $ 480,652     $11,313,929
                                                   ===============================================

SEE NOTES TO FINANCIAL STATEMENTS.



                                                          PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                         THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                           STATEMENT OF CHANGES IN NET ASSETS
                                                                 AVAILABLE FOR BENEFITS
                                                           For the Year Ended December 31, 1997

                                                                         Supplemental Information by Fund
                                                    -------------------------------------------------------------------

                                                                   Enterprise       Large     Intermediate
                                                                     Common        Company    Government  International
                                                    Stable Value      Stock      Stock Index  Securities     Stock
ADDITIONS                                  Total        Fund          Fund          Fund        Fund         Fund
                                      ---------------------------------------------------------------------------------
 Participant Deposits                  $ 29,994,074   $ 9,898,808   $ 3,373,229   $ 5,856,382  $ 425,075   $ 2,086,826
 Employers Contributions                  7,838,936     2,914,900       509,513     1,545,771    120,656       547,793
 Interfund Transfers - net                        -   (18,391,914)   (4,310,890)    8,169,060   (448,913)   (2,438,528)
                                      ---------------------------------------------------------------------------------
      Total Deposits and Contributions   37,833,010    (5,578,206)     (428,148)   15,571,213     96,818       196,091
                                      ---------------------------------------------------------------------------------

Plan Interest in Master
   Trust Investment Income               65,619,099    14,250,996    10,812,598    25,575,566    479,157       987,310
                                      ---------------------------------------------------------------------------------
        Total Additions                 103,452,109     8,672,790    10,384,450    41,146,779    575,975     1,183,401
                                      ---------------------------------------------------------------------------------

DEDUCTIONS
 Withdrawals                             51,255,662    28,230,956     4,038,661     8,351,977    481,424     2,415,781
 Forfeitures                                340,335        97,171        32,201        88,570      9,305        31,606
 Administrative Expenses                    998,056       542,304        87,402       164,637      9,895        37,730
 Transfer to/(from) Employee
   Savings Plan                          (2,285,625)     (941,662)     (105,083)     (388,416)   (18,451)     (172,631)
                                      ---------------------------------------------------------------------------------
        Total Deductions                 50,308,428    27,928,769     4,053,181     8,216,768    482,173     2,312,486
                                      ---------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS           53,143,681   (19,255,979)    6,331,269    32,930,011     93,802    (1,129,085)

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR          450,074,036   231,999,545    42,256,225    75,337,762  5,408,515    19,728,551
                                      ---------------------------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR           $503,217,717  $212,743,566   $48,587,494  $108,267,773 $5,502,317   $18,599,466
                                      =================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.


                                                                PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                  THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                                                   STATEMENT OF CHANGES IN NET ASSETS
                                                                         AVAILABLE FOR BENEFITS
                                                                   For the Year Ended December 31, 1997

                                                              Supplemental Information by Fund (Concluded)
                                      ---------------------------------------------------------------------------------------------


                                        Mid/Small   Conservative   Moderate    Aggressive
                                         Company      Pre-Mix      Pre-Mix       Pre-Mix        ESOP       Holding       Trust
ADDITIONS                              Stock Fund    Portfolio    Portfolio     Portfolio       Fund       Account      Loan Fund
                                      ---------------------------------------------------------------------------------------------
 Participant Deposits                   $ 2,409,279    $ 771,133  $ 2,321,616   $ 2,851,726          $ -    $      -           $ -
 Employers Contributions                    595,904      211,280      648,635       744,484            -           -             -
 Interfund Transfers - net                7,934,575    3,970,786    2,758,025     2,814,808     (232,439)          -       175,430
                                      ---------------------------------------------------------------------------------------------

      Total Deposits and Contributions   10,939,758    4,953,199    5,728,276     6,411,018     (232,439)           -      175,430
                                      ---------------------------------------------------------------------------------------------

Plan Interest in Master
   Trust Investment Income                4,410,891    1,396,726    3,420,292     3,091,544    1,096,756       97,263            -
                                      ---------------------------------------------------------------------------------------------
        Total Additions                  15,350,649    6,349,925    9,148,568     9,502,562      864,317       97,263      175,430
                                      ---------------------------------------------------------------------------------------------

DEDUCTIONS
 Withdrawals                              1,473,238    1,383,574    1,664,525     1,288,256      902,358            -    1,024,912
 Forfeitures                                 23,423        3,546       18,345        36,168            -            -            -
 Administrative Expenses                     41,808       20,560       45,651        42,036        6,033            -            -
 Transfer to/(from) Employee
   Savings Plan                            (181,983)     (71,562)     (94,785)     (182,353)      (5,983)           -     (122,716)
                                      ---------------------------------------------------------------------------------------------
        Total Deductions                  1,356,486    1,336,118    1,633,736     1,184,107      902,408            -      902,196
                                      ---------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR BENEFITS           13,994,163    5,013,807    7,514,832     8,318,455      (38,091)      97,263     (726,766)

NET ASSETS AVAILABLE FOR
BENEFITS  -  BEGINNING OF YEAR           15,367,420    8,438,376   20,107,820    14,181,718    5,329,959       47,109   11,871,036
                                      ---------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE
FOR BENEFITS  -  END OF YEAR           $ 29,361,583  $13,452,183  $27,622,652  $ 22,500,173   $5,291,868    $ 144,372  $11,144,270
                                      =============================================================================================

SEE NOTES TO FINANCIAL STATEMENTS.

                         NOTES TO FINANCIAL STATEMENTS


1.   SUMMARY OF THE PLAN

The Board of Directors of Public Service Electric and Gas Company (PSE&G or the Company) adopted the PSE&G Thrift and Tax-Deferred Savings Plan (Plan) to encourage thrift and savings by eligible employees (Eligible Employees) which was first offered to Eligible Employees in 1981. Effective January 1, 1996, the trust that holds the Plan assets was converted into the Public Service Electric and Gas Master Employee Benefit Plan Trust, (Master Trust), a master trust covering all of the Company's qualified retirement plans including the Plan and the Public Service Electric and Gas Company Employee Savings Plan (Savings
Plan). (See Note 4. Investment of the Plan and Savings Plan in the Master Trust.) The Plan was last amended December 21, 1998, effective January 1, 1998. The Plan amendments made during 1998 provide for the following: PSEG Newark Bay Services, Inc. (formerly known as CEA Newark Bay Services, Inc.) employees are permitted to increase Basic Deposit from 6% to 8% and the merger, for investment management purposes, of the Plan and Savings Plan Stable Value Funds, Conservative and Moderate Pre-Mixed portfolios.

An employee may participate in the Plan from the date of hire. Matching Company contributions begin when an employee has completed one Year of Service as defined by the Plan. At the time any employee who is a Participant in the Savings Plan becomes an Eligible Employee for the Plan, that employee will automatically be enrolled in the Plan, all balances in the Savings Plan will be transferred to the Plan and all contributions and investment elections in effect for the Savings Plan will remain in effect. Participation in the Plan is entirely voluntary, except with respect to those employees who participated in the Employee Stock Ownership Plan (ESOP) Fund as a result of their participation in the PSE&G Tax Reduction Act Employee Stock Ownership Plan (TRASOP) and/or the PSE&G Payroll-Based Employee Stock Ownership Plan (PAYSOP), which were merged into this Plan in 1988. Eligible Employees are those employees not covered by a collective bargaining agreement of PSE&G or any affiliate of PSE&G participating in the Plan (together hereafter each called an "Employer" or collectively "Employers"). Certain Eligible Employees may also elect to have a distribution from another qualified corporate plan contributed as a rollover contribution with the approval of the Employee Benefits Committee of PSE&G (Committee), the Plan Administrator.

Under the Plan, each participating Employee (Participant) may elect to make basic deposits to Investment Funds of such Participant's choosing within the Thrift Account Fund of 1% - 8% of his/her compensation (Basic Deposits), and his/her respective Employer will contribute an amount equal to 50% thereof, subject to certain exceptions and limitations (Employer Contributions). Employer Contributions with respect to Basic Deposits in excess of 6% and up to 8% of Compensation are made in shares of the Common Stock of Public Service Enterprise Group Incorporated (Enterprise), the parent of the Company, and are not available for transfer to any other Fund or withdrawal from the Plan prior to the Participant's termination of employment. In addition, a Participant may elect to make supplemental deposits to such Funds in increments of 1% of Compensation up to an additional 17% of Compensation (Supplemental Deposits), subject to certain limitations, without any corresponding matching Employer Contribution.

                                PSEG CONFIDENTIAL
                    NOTES TO FINANCIAL STATEMENTS (Continued)


Participants   may  designate  such  Basic  and/or   Supplemental   Deposits  as
Nondeferred   (post-income  tax  contributions)  or  Deferred   (pre-income  tax
contributions).

Each Participant may, within any Plan Year, make one or more Additional Lump Sum Deposits on a Nondeferred basis in minimum amounts of $250 and in such total amounts which, when aggregated with such Participant's Basic Deposits and Supplemental Deposits, do not exceed 25% of his or her Compensation for that Plan Year and subject to the limitations of the Internal Revenue Code of 1986, as amended (IRC).

The maximum amount of Deferred Deposits to a Participant's Thrift Account may have to be limited to less than 25% of Compensation to meet requirements of the IRC. The extent of any such limitation will be determined from time to time by the Committee based on the actual pattern of Deferred Deposits by all Participants. If the maximum permitted percentage of Compensation for Thrift Account Deferred Deposits is reduced, then all Deferred Deposits in excess of such percentage will automatically be treated as Nondeferred Deposits. This will result in taxable income to the affected Participants for Deferred Deposits in excess of any limit so established. The Committee will attempt to assure that any such limitation will apply only to future contributions, but it is possible that, in order to meet requirements of the IRC, the limitation will, in some circumstances, have to be applied retroactively. Deferred Deposits may not generally be withdrawn until age 59-1/2. Nondeferred Deposits, on the other
hand,  may  be  withdrawn  at  any  time,   subject  to  certain  penalties  and
restrictions.

Thrift Account Deposits are made through payroll deductions by the Participant's Employer, rollover contributions from other qualified plans and Additional Lump Sum Deposits. Deposits by Participants and contributions by their respective Employers are transferred to the Trustee and separately held in the Plan's Thrift Account Fund of the Master Trust Fund for investment and other transactions, as directed by Participants. Each Participant is entitled to choose the investment Funds in which his/her Deposits and Employer Contributions will be invested from among the investment Funds offered under the Plan, except for Employer Contributions with respect to Basic Deposits in excess of 6%, which are invested in the Enterprise Common Stock Fund.

Bankers Trust Company is the Trustee of the Master Trust established pursuant to the Plan. Hewitt Associates is the Record Keeper for the Plan.

Loan Provisions

The Trustee may, subject to the approval of PSE&G's Director, Performance and Rewards, lend a Participant who is employed by an Employer an amount up to 50% of the value of the vested portion of such Participant's Thrift Account and ESOP Fund, but no more than the aggregate value of such Participant's Thrift Account or $50,000, whichever is less. Any Participant loan must be for a principal amount of $1,000 or more and no Participant may have more than two loans outstanding at any time. All loans, including interest thereon, must be repaid by payroll deductions in equal monthly installments over a period of 12 to 60 months as selected by the Participant. However, a Participant may prepay any such loan in full or in part in a lump sum in accordance with such rules as are prescribed by the Committee. A Participant may not apply for more than one loan in any calendar year. A loan to a Participant is considered an investment of such Participant's Thrift Account and repayments of principal of any loan together with interest thereon, are invested in the Thrift Account Investment Funds of the Plan in accordance with the Participant's then-current investment direction for Deposits and Employer Contributions.

Each loan bears interest at a rate fixed from time to time by the Committee taking into consideration the then-current interest rates being charged by other lenders. The rate of interest applicable to any loan at its inception remains in effect for the duration of such loan. During 1998, the rates of interest on loans granted to Participants, by quarter and starting with the first quarter, were 8-1/2%, 8-1/2%, 8-1/2% and 8-1/4%. (See Note 2. SIGNIFICANT ACCOUNTING POLICIES - Loans.)

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Dividends and Interest

Dividends, interest and other income attributable to each Investment Fund of the Plan are reinvested in that Investment Fund to the extent not used to pay direct expenses of that Investment Fund. (See Expenses of Plan, below.)

All Deposits and Employer Contributions in the Stable Value Fund are invested in either traditional Guaranteed Investment Contracts issued by insurance companies or other financial intermediaries (Traditional GICs) or Benefit Responsive Agreements (Synthetic GICs) which are similar to Traditional GICs in terms of their ability to preserve principal and provide a stable rate of return. Synthetic GICs are different in that they are backed or secured by a separate portfolio of high-quality fixed income securities that are directly owned by the Plan. The portfolio is wrapped by a "book value wrapper", usually a financial institution other than the investment manager of the Synthetic GIC, which provides a crediting rate and which guarantees that benefit repayments will be made at book value. Deposits and Employer Contributions earn interest at the composite rate of all GICs in which the assets of the Stable Value Fund are then invested. Such rate varies as such Traditional and Synthetic GICs mature or are entered into, and as Deposits and Employer Contributions are made to and withdrawn from such contracts. Under the contracts in effect during 1998, the composite rate of interest earned by such assets so invested was not less than 6.35%.

ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of Enterprise Common Stock held for their ESOP Fund.

Valuation of Investments

The value of the Enterprise Common Stock Fund, the Large Company Stock Index Fund, the Intermediate Government Securities Fund, the International Stock Fund, the Mid/Small Company Stock Fund and the shares of Enterprise Common Stock held by the ESOP Fund is based upon quoted market values. The value of the Stable Value Fund is based on the contract value of all GICs in which the assets of the Stable Value Fund are invested. These contracts are included in the financial statements at contract value, which approximates fair value. Temporary investments are valued at cost, which approximates fair market value. Securities transactions are accounted for on the trade date.

The Plan's financial statements have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), as permitted by applicable rules. Under such requirements, realized gains and losses from securities transactions are computed using an adjusted cost basis as prescribed by the Department of Labor's
(DOL) Rules and Regulations for Reporting and Disclosure. The adjusted cost is the fair value of the security at the beginning of the Plan Year, or cost if acquired since that date. Unrealized gains and losses on securities held for investment are computed on the basis of the change in fair value between the beginning and end of the Plan Year.

Expenses of Plan

Effective January 1, 1997, all expenses incurred for the administration of the Plan, including taxes and brokerage costs, are deducted from the Master Trust Fund.

The assets of the Enterprise Common Stock Fund and the ESOP Fund are invested in shares of Enterprise Common Stock. Shares of Enterprise Common Stock required for the Enterprise Common Stock Fund are purchased by the Trustee either directly from Enterprise, at its sole discretion, on the open market through a broker or from the ESOP Fund. In situations where the ESOP Fund is in a "sell" position and the Enterprise Common Stock Fund is in a "buy" position, the Enterprise Common Stock Fund will buy from the ESOP Fund at the closing price on the New York Stock Exchange for that day. In such case, no brokerage commissions are charged on the transaction. Otherwise, all shares sold for the Enterprise Common Stock Fund and the ESOP Fund are sold by the Trustee on the open market through a broker. The proceeds, net of brokerage commissions and transfer taxes, are distributed to the Participant.

Loans

A loan to a Participant is considered an investment in such Participant's Thrift Account and the principal amount of the loan is treated as a separate investment within the various sub-accounts of the Participant's Thrift Account. Repayments of the principal amount of the loan are credited to each such sub-account and repayments of principal along with any accrued interest thereon are invested in the Thrift Account Investment Funds in the same manner as the Participant's then-current investment direction for Deposits and Employer Contributions.

Loan amounts are taken from sub-accounts of a Participant's Thrift Account in the following order:

(a)      Deferred Deposits
(b)      Unmatured Vested Employer Contributions
(c)      Matured Vested Employer Contributions
(d)      Rollover Contributions
(e)      Unmatured Post-1986 Nondeferred Deposits
(f)      Matured Post-1986 Nondeferred Deposits
(g)      Pre-1987 Nondeferred Deposits

Each loan is secured by an assignment of the Participant's entire right, title and interest in and to the Master Trust Fund to the extent of the loan and accrued interest thereon. (See Note 1. SUMMARY OF THE PLAN - Loan Provisions.)

Interfund Transfers -- ESOP Fund to Thrift Account

Participants are permitted to transfer all, but not less than all, shares of Enterprise Common Stock from their ESOP Funds to their Thrift Accounts. To effect such transfers, the Trustee will sell the shares of Enterprise Common Stock held in the ESOP Fund and invest the proceeds in the Thrift Account Investment Funds designated by the Participant. The cash value of each share of Enterprise Common Stock transferred will be equal to the price per share of Enterprise Common Stock actually received by the Trustee. Any such transfer is treated as a rollover contribution.

Holding Account

The Holding Account is a vehicle to record the transactions either from one Investment Fund to another Investment Fund or from an Investment Fund to an outside source. Daily balances which remain in the Holding Account are temporarily invested in short-term, liquid investments at the Trustee Bank until disbursement. Activity within the Holding Account includes inflows and outflows of cash related to investment Fund transfers, Deposits, Employer Contributions, withdrawals, receipts of dividends and interest, expenses incurred in connection with the administration of the Plan, benefit payments and loan transactions.

Vesting

Employer Contributions to a Participant's Thrift Account are immediately vested upon a Participant's completion of five years of service with the Employer or when a Participant is eligible for retirement, disabled, laid off or dies. A Participant who was formerly a participant in the U.S. Energy Partners 401 (K) Plan (which was merged into the Plan in 1996), will become vested in the value of his or her U.S. Energy Partners Employer Contribution Sub-account according to the following schedule:

     Years of Service                        Vested Percentage
     ----------------                        -----------------
     Less than one                                  0%
     One                                           20%
     Two                                           40%
     Three                                         60%
     Four                                          80%
     Five or More                                 100%

All amounts credited to a Participant's ESOP Fund are fully vested.

Penalties Upon Withdrawal

If a Participant withdraws vested Employer Contributions and/or Deposits before they have been in the Plan for twenty-four months, such Participant will lose the matching Employer Contributions on Deposits made during the subsequent three months. Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan's Record Keeper. Nondeferred Deposits may be withdrawn at any time but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59-1/2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC
(hardship withdrawals). Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

Rights Upon Termination

The Company expects and intends to continue the Plan indefinitely, but has reserved the right to amend, suspend or terminate the Plan at any time. In the event of termination of the Plan, the net assets of the Plan would be distributed to the Participants based on the balances in their individual accounts at the date of termination.

3.   INVESTMENTS

The financial statements of the Plan include the following:

     A.  Thrift Account Investment Funds

          (1)  On March 31,  1998,  the  assets of the  Stable  Value  Fund were merged, for investment purposes, with the Stable Value Fund assets of the Savings Plan. The assets of the Stable Value Fund are invested in GICs and similar investment instruments issued by insurance companies or other financial institutions which contractually provide for a guarantee of principal and interest for the respective contract periods. Effective October 1997, PRIMCO Capital Management was hired to manage the assets of the Stable Value Fund. All contract values approximate fair values. As of December 31, 1998, the Plan's interest in the following GICs was approximately 67%.

              The following Traditional GICs are continuing in effect:

              (i) Two four and one-half year contracts with Metropolitan Life Insurance Company, expiring December 31, 1999, effective interest rates of 8.12% and 8.17%, respectively, contract values of $6,829,806 and $16,123,205, respectively;

              (ii) A five year contract with the Principal Life Insurance Company, expiring on December 31, 1999, effective interest rate of 8.15%, contract value of $17,777,206;

              (iii) A five year contract  with First  Allmerica  Financial  Life
                    Insurance  Company,  formerly  known  as State  Mutual  Life
                    Insurance Company, expiring January 4, 1999, effective interest rate of 5.66%, contract value of $10,532,028;

              (iv) Two five year contracts with New York Life Insurance Company, expiring June 30, 1999, each with an effective interest rate of 7.07%, contract values of $6,016,969 and $9,485,531, respectively;

              (v) A five year contract expiring January 4, 1999, with Allstate Life Insurance Company, effective interest rate of 5.65%, contract value of $7,879,645;

              (vi) A five year contract expiring December 31, 1999, with Prudential Life Insurance Company, effective interest rate of 8.01%, contract value of $15,630,942; and

              (vii) A five year contract  expiring June 30, 2000,  with AIG Life
                    Insurance   Company,   effective  interest  rate  of  6.14%,
                    contract value of $8,979,549.

              The following Synthetic GICs are continuing in effect:

              (i) An open-ended contract with J.P. Morgan as the book value wrapper and Pacific Investment Management Company managing the underlying portfolio providing an effective crediting rate as of December 31, 1998 of 6.91% and a contract value of $63,514,786. The crediting rate for the Synthetic GIC effective January 1, 1999 through March 31, 1999 was 6.91%;

              (ii) An open-ended contract with The Chase Manhattan Bank as the book value wrapper and Seix Investment Advisors managing the underlying portfolio providing an effective crediting rate as of December 31, 1998 of 6.48% and a contract value of $35,249,217. The crediting rate effective March 31, 1999 was 6.76%;

              (iii) An open-ended  contract with Allstate Life Insurance Company as the book value wrapper and PRIMCO Capital Management managing the underlying portfolio providing an effective crediting rate as of December 31, 1998 of 5.89% and a contract value of $57,920,302. The crediting rate effective March 31, 1999 was 5.96%;

              (iv) An  open-ended  contract  with  State  Street  Bank and Trust
                   Company as the book value wrapper and PRIMCO Capital Management managing the underlying portfolio providing an effective crediting rate as of December 31, 1998 of 5.42% and a contract value of $30,846,390. The crediting rate effective March 31, 1999 was 5.21%;

              (v) A pooled separate account expiring May 1, 2007 with John Hancock Mutual Life Insurance Company as the book value wrapper and managing the underlying portfolio providing an effective crediting rate as of December 31, 1998 of 5.18% and a contract value of $8,198,099. The crediting rate effective March 31, 1999 was 5.28%;

              (vi) Two five year floating rate contracts with Caisse des Depots, expiring November 26, 2002, effective crediting rate on each contract as of December 31, 1998 of 4.80%, contract values of $4,018,540 and $2,009,270. The crediting rate effective on each contract as of March 31, 1999 was 5.29%;

              (vii)Two  five  year  floating  rate  contracts  with  Caisse  des
                   Depots, expiring December 12, 2002, effective crediting rate on each contract as of December 31, 1998 of 4.52%, contract values of $4,009,701 and $2,004,851. The crediting rate effective on each contract as of March 31, 1999 was 5.32%; and

              (viii)A five year floating-rate contract with Caisse des Depots, expiring February 3, 2003, effective crediting rate as of December 31, 1998 of 4.32%, contract value of $3,020,580. The crediting rate effective March 31, 1999 was 4.73%.

          (2) The assets of the Enterprise Common Stock Fund are invested in Enterprise Common Stock.

          (3) Effective September 1997, the assets of the Large Company Stock Index Fund are invested in the capital stock of Vanguard Institutional Index Fund ("Stock Index Equities Fund"), a no-load mutual fund managed by The Vanguard Group, Inc. The prospectus for the Stock Index Equities Fund indicates that such fund seeks to replicate the investment performance of the Standard and Poor's 500 Composite Stock Price Index. Prior to September 1997, the assets of the Large Company Stock Index Fund were invested in the Bankers Trust Institutional Equity 500 Index Fund managed by Bankers Trust Company.

          (4) The assets of the Intermediate Government Securities Fund are invested in the capital stock of the Delaware-Voyageur U.S. Government Securities Fund, a no-load mutual fund managed by the Delaware Management Company, Inc. The prospectus for the Delaware-Voyageur U.S. Government Securities Fund indicates that such fund invests primarily in U.S. Treasury bills, notes, bonds and other obligations issued or unconditionally guaranteed by the U.S. Government, or otherwise backed by the full faith and credit of the U.S. Government, and repurchase agreements fully secured by such obligations.

          (5) The assets of the International Stock Fund are invested in the capital stock of the T. Rowe Price International Stock Fund, a no-load mutual fund managed by Rowe Price-Fleming International, Inc. The prospectus for the T. Rowe Price International Stock Fund indicates that such fund invests primarily in common stocks of established, non-U.S. companies.

          (6) The assets of the Mid/Small Company Stock Fund are invested in the capital stock of the Putnam Vista Fund, a no-load mutual fund managed by Putnam Investment Management, Inc. The prospectus for the Putnam Vista Fund indicates that such fund invests in a diversified portfolio of common stocks which may include widely-traded common stocks of larger companies as well as common stocks of smaller, less well-known companies.

          (7)  On  March  31,  1998,  the  assets  of the  Conservative  Pre-Mix
               Portfolio were merged, for investment purposes, with the Conservative Pre-Mix Portfolio assets of the Savings Plan. The assets of the Conservative Pre-Mix Portfolio are invested in specific percentages within a mix of five existing Plan investment Funds: 40% Stable Value Fund, 20% Intermediate Government Securities Fund, 20% Large Company Stock Index Fund, 10% International Stock Fund, and 10% Mid/Small Company Stock Fund. Every quarter the Trustee re-aligns this portfolio to match its conservative (risk and return) investment strategy of 60% in bonds and 40% in stocks.

          (8) On March 31, 1998, the assets of the Moderate Pre-Mix Portfolio were merged, for investment purposes, with the Moderate Pre-Mix Portfolio assets of the Savings Plan. The assets of the Moderate Pre-Mix Portfolio are invested in specific percentages within a mix of five existing Plan investment Funds: 25% Large Company Stock Index Fund, 20% Stable Value Fund, 20% International Stock Fund, 20% Intermediate Government Securities Fund, and 15% Mid/Small Company Stock Fund. Every quarter the trustee re-aligns this portfolio to match its moderate (risk and return) investment strategy of 60% in stocks and 40% in bonds.

          (9) The assets of the Aggressive Pre-Mix Portfolio are invested in specific percentages within a mix of four existing Plan investment Funds: 30% Large Company Stock Index Fund, 25% International Stock Fund, 25% Mid/Small Company Stock Fund, and 20% Intermediate Government Securities Fund. Every quarter the Trustee re-aligns this portfolio to match its aggressive (risk and return) investment strategy of 80% in stocks and 20% in bonds.

     B.  ESOP Fund

         Shares of Enterprise Common Stock held as assets of the Plan's ESOP Fund were transferred to the Plan in 1988 as a result of the spin-off and merger with the Plan of the non-bargaining unit portions of PSE&G's former TRASOP and PAYSOP. No additional contributions to or transfers into the ESOP Fund are presently permitted or were allowed during 1998.

     C.  Participants

                                                          Participants
                                                        As of December 31,
                                                        ------------------

                                                        1998          1997
                                                        ----          ----
         Total Plan Participants                        4,992         4,965

         Participants by Fund
         --------------------

         Stable Value Fund                               3,256        3,471
         Enterprise Common Stock Fund                    4,030        3,900
         Large Company Stock Index Fund                  3,017        2,886
         Intermediate Government Securities Fund           720          677
         International Stock Fund                        1,373        1,473
         Mid/Small Company Stock Fund                    1,695        1,543
         Conservative Pre-Mix Portfolio                    667          570
         Moderate Pre-Mix Portfolio                      1,227        1,138
         Aggressive Pre-Mix Portfolio                    1,499        1,374
         ESOP Fund                                         453          482

4.   INVESTMENT OF THE PLAN AND SAVINGS PLAN IN THE MASTER TRUST

The Plan's investments are included in the Master Trust which was established for the investment of assets of all of the Company's qualified retirement plans including the Plan and the Savings Plan. The following tables present the fair values of and the investment income recognized by the investments of the Plan and Savings Plan in the Master Trust as of and for the periods ending December 31, 1998 and 1997. As of December 31, 1998 and 1997, the Plan's interest in such assets of the Master Trust were approximately 64% and 65%, respectively.

                                                December 31,
                                                ------------
                                          1998                1997
                                           ----                ----
Investments at fair value:
  Participant Loans                    $ 25,454,147          $23,576,663
  Cash and Cash equivalents              45,231,345           47,743,519
  Common Stock of Public
       Service Enterprise Group         119,349,502           92,087,265
  Mutual Funds                          424,228,419          326,616,013
  Guaranteed Insurance Contracts        310,046,617          279,675,584
                                     --------------      ---------------
                                      $ 924,310,030        $ 769,699,044
                                     ==============      ===============


                                                                           December 31,
                                                                           ------------
                                                                 1998                       1997
                                                                 ----                       ----
Investment income recognized:
  Net appreciation in fair value of Mutual Funds*            $ 79,392,487              $ 57,823,392
  Net appreciation/(depreciation) in fair value of
       Common Stock of Enterprise                              24,932,427                14,876,883
  Interest from Mutual Funds                                    1,074,445                   864,144
  Interest from Common Stock of Enterprise Funds                  272,697                   319,066
  Interest from Guaranteed Insurance Contracts                 20,481,619                20,956,370
  Dividends from Common Stock of Enterprise                     5,405,541                 5,268,123
                                                            -------------             -------------
                                                            $ 131,559,216             $ 100,107,978
                                                            =============             =============

    * Includes Dividends earned from Mutual Funds.


5.   UNIT VALUE INFORMATION -- THRIFT ACCOUNT INVESTMENT FUNDS

Unit values of the Investment Funds are determined at the end of each business day (Valuation Date) by dividing the market value of net assets available for benefits by the number of units allocated to all Participants as of the respective Valuation Date.

New units are allocated to each Participant's Thrift Account at the end of each business day by dividing Deposits made by, or on behalf of, such Participant for such business day and the related Employer Contributions, if any, together with repayment of the principal amount of any loan to the Participant's Thrift Account, including interest paid thereon, by the unit value determined as of the end of the Valuation Date. If a Participant makes a transfer between Investment Funds, makes a withdrawal, receives a distribution or a loan or makes a rollover contribution, the amount so transferred, withdrawn, distributed, loaned or rolled over is also determined by the unit value of each Investment Fund as of the applicable Valuation Date for such transaction. The unit information of investments by Investment Fund as of the last business day of each year is as follows:


Investment Fund                                      Year          Unit Value (Dollars)           Number of Units
---------------                                      ----          --------------------           ---------------

Stable Value Fund (1)                                1998                 $10.47                     21,347,322
                                                     1997                 $12.92                     16,460,772

Enterprise Common Stock Fund                         1998                 $14.42                      4,233,785
                                                     1997                 $11.55                      4,205,197

Large Company Stock Index Fund                       1998                 $19.93                      6,891,341
                                                     1997                 $15.51                      6,980,963

Intermediate Govt. Securities Fund                   1998                 $12.33                        633,079
                                                     1997                 $11.44                        480,812

International Stock Fund                             1998                 $13.02                      1,460,295
                                                     1997                 $11.24                      1,654,907

Mid/Small Company Stock Fund                         1998                 $14.64                      2,552,597
                                                     1997                 $12.28                      2,391,686

Conservative Pre-Mix Portfolio (1)                   1998                 $10.71                      1,673,915
                                                     1997                 $11.70                      1,149,315

Moderate Pre-Mix Portfolio (1)                       1998                 $10.73                      3,133,105
                                                     1997                 $11.95                      2,312,429

Aggressive Pre-Mix Portfolio                         1998                 $14.64                      2,017,163
                                                     1997                 $12.26                      1,834,583
--------------------------------------------------

(1) As a result of the merger of the Stable Value Funds, Conservative and Moderate Pre-Mixed Portfolios on March 31, 1998 unit values were reset to $10.00.


                    NOTES TO FINANCIAL STATEMENTS (CONCLUDED)


ESOP FUND VALUATION

Enterprise Common Stock share value is determined by using the closing market price on the New York Stock Exchange as reported in the Wall Street Journal as Composite Transactions. If a Participant withdraws shares, the shares are, at the Participant's election, either distributed to such Participant or sold by the Trustee and the proceeds, net of commissions and taxes, are distributed to the Participant.

The ESOP Fund information as of the last business day of each year is as follows:

    Year             Price per share               Number of shares
    ----             ---------------               ----------------
    1998                  $40.0000                      151,011
    1997                  $31.6875                      167,002


6.   FEDERAL INCOME TAXES

The Company believes that the Plan and its related Trust including the portions of the former TRASOP and PAYSOP applicable to non-bargaining unit Participants, which portions were spun-off and merged with the Plan effective January 1, 1988, are qualified under Sections 401(a) and 501(a) of the IRC and, as such, the Plan is exempt from taxation on its earnings. A determination letter to such effect, dated April 8, 1998, was obtained from the Internal Revenue Service.
Participants are not taxed on Deferred Deposits, Employer Contributions or on the earnings credited to their Thrift Account Fund, until distribution of such amounts from the Plan.

7.   COMPLIANCE WITH ERISA

The Plan is generally subject to the provisions of Titles I and II of ERISA, including the provisions with respect to reporting, disclosure, participation, vesting and fiduciary responsibility. However, it is not subject to the funding requirements of Title I and benefits under the Plan are not guaranteed by the Pension Benefit Guarantee Corporation under Title IV of ERISA.

                                   SIGNATURES
                                   ----------





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                              Public Service Electric and Gas Company
                              Thrift and Tax-Deferred Savings Plan
                              ---------------------------------------
                                           (Name of Plan)



                                   By:  M. PETER MELLETT
                                   --------------------------
                                        M. Peter Mellett
                                        Chairman of Employee
                                        Benefits Committee

Date: June 30, 1999

                                  EXHIBIT INDEX
                                  -------------

Exhibit Number
--------------

1 Public Service Electric and Gas Company Thrift and Tax-Deferred Savings Plan, amended December 21, 1998.

2    Independent Auditors' Consent.